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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Announces Services and Marketing Cooperation Agreement with SAP America, Inc.

Specially tailored iBOLT version enhances integration with SAP Business One

Or Yehuda, Israel, November 4th , 2004 - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, today announced an agreement with SAP America, Inc., the North American subsidiary of SAP AG (NYSE: SAP), under which Magic will introduce a specially designed iBOLT Integration Suite for SAP® Business One.

SAP Business One (www.sap.com/solutions/smb/businessone) is an affordable, integrated business management solution designed specifically for small and midsize businesses. Exceptionally user-friendly and easily tailored to meet businesses’ changing needs, SAP Business One delivers a unified picture of up-to-the-minute business information allowing users to achieve new levels of control and profitable growth. SAP’s industry-leading integration tools for SAP Business One allow partners to seamlessly integrate additional functionality and solutions.

Magic’s iBOLT Integration Suite (www.magicsoftware.com/ibolt) delivers a sophisticated framework that rapidly integrates, develops, customizes, and deploys complex and interactive solutions. For small and midsize companies, this means the simplified automation of business processes through the seamless connection of employees, customers, and vendors across multiple computer systems to achieve real-time enterprise results.

The customized version of iBOLT complements SAP’s existing arsenal of cutting-edge development tools for SAP Business One. It will enable SAP Business One customers to rapidly enhance their SAP Business One systems with a range of features - including extended workflows, composite applications, multi-channel access, unlimited interoperability and integration with other systems and platforms, as well as business activity and performance monitoring. The new iBOLT version will also open SAP Business One to the large channel of existing Magic Solution Providers, allowing them to seamlessly integrate their existing solutions with SAP Business One, streamlining the process and reducing integration time.

“Our partnership with Magic enhances the openness of SAP Business One and adds to the power of the SAP Business One software development kit by allowing developers to easily customize and extend their solutions to include SAP Business One” said Dan Kraus, vice president for SAP Business One, SAP America, Inc. “iBOLT fits very well with SAP Business One, enabling our mutual partners to bring together a wide range of solutions for small and midsize businesses.”

"As a logistics software company, we have a specialized solution for warehousing and shipping based on Magic's core technology," said Ian Whybrow, president of Logistics Technologies, a partner of Magic in Toronto, Canada. "With SAP Business One and the easy integration possible through the iBOLT connector, we have the option of becoming a total solution provider for our SMB customers who are increasingly looking for integrated solutions rather than standalone applications."

Menachem Hasfari, Magic Software’s CEO, said “We are excited about partnering with the industry leader in business application software for SMB’s.  SAP Business One is a tremendously innovative product that delivers value in a way that none of its competitors can.  I see a lot of synergy between SAP and Magic, both on the technical and on the business level.”

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About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: November 4, 2004